SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ____________
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)
____________

Revolution Lighting Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share	76155G107
(Title of class of securities)	(CUSIP number)

RVL 1 LLC c/o Aston Capital, LLC 177 Broad Street Stamford, CT 06901 With copies to: Marita A. Makinen, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (646) 414-6950
(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 76155G107		13D	Page 2
1	NAME OF REPORTING PERSON:	RVL 1 LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	67,618,099**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	67,618,099**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 67,618,099**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 61.7%***
14	TYPE OF REPORTING PERSON:	OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assumes conversion of all shares of Series B Convertible Preferred Stock of Revolution Lighting Technologies, Inc. (the “Company”), par value $0.001 per share (the “Series B Preferred Stock”), all shares of Series C Convertible Preferred Stock of Revolution Lighting Technologies, Inc., par value $0.001 per share (the “Series C Preferred Stock”), all shares of Series E Convertible Redeemable Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”) and all shares of Series G Senior Convertible Redeemable Preferred Stock, par value $0.001 per share (the “Series G Preferred Stock”) beneficially owned by the Reporting Person. The Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock and Series G Preferred Stock are convertible at any time at the option of the holder into shares of common stock of the Company, par value $0.001 per share (the “Common Stock”). The number of shares of Common Stock issuable upon full conversion of the preferred stock beneficially owned by each Reporting Person is set forth in Item 5 below.

*** See explanation under Item 5 below.

CUSIP No. 76155G107		13D	Page 3
1	NAME OF REPORTING PERSON:	Aston Capital, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	73,894,486**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	73,894,486**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 73,894,486**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.3%***
14	TYPE OF REPORTING PERSON:	OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assumes conversion of all shares of Series B Preferred Stock, all shares of Series C Preferred Stock, all shares of Series E Preferred Stock and all shares of Series G Preferred Stock beneficially owned by the Reporting Person. The Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock and Series G Preferred Stock are convertible at any time at the option of the holder into shares of Common Stock. The number of shares of Common Stock issuable upon full conversion of the preferred stock beneficially owned by each Reporting Person is set forth in Item 5 below.

*** See explanation under Item 5 below.

CUSIP No. 76155G107		13D	Page 4
1	NAME OF REPORTING PERSON:	Robert V. LaPenta
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	73,894,486**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	73,894,486**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 73,894,486**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.3%***
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assumes conversion of all shares of Series B Preferred Stock, all shares of Series C Preferred Stock, all shares of Series E Preferred Stock and all shares of Series G Preferred Stock beneficially owned by the Reporting Person. The Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock and Series G Preferred Stock are convertible at any time at the option of the holder into shares of Common Stock. The number of shares of Common Stock issuable upon full conversion of the preferred stock beneficially owned by each Reporting Person is set forth in Item 5 below.

*** See explanation under Item 5 below.

CUSIP No. 76155G107		13D	Page 5
1	NAME OF REPORTING PERSON:	James A. DePalma
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	250,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	73,894,486**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	250,000
PERSON WITH	10	SHARED DISPOSITIVE POWER:	73,894,486**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 74,144,486***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.5%***
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assumes conversion of all shares of Series B Preferred Stock, all shares of Series C Preferred Stock, all shares of Series E Preferred Stock and all shares of Series G Preferred Stock beneficially owned by the Reporting Person. The Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock and Series G Preferred Stock are convertible at any time at the option of the holder into shares of Common Stock. The number of shares of Common Stock issuable upon full conversion of the preferred stock beneficially owned by each Reporting Person is set forth in Item 5 below.

*** See explanation under Item 5 below.

CUSIP No. 76155G107		13D	Page 6
1	NAME OF REPORTING PERSON:	Robert V. LaPenta, Jr.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	73,894,486**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	73,894,486**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 73,894,486**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.3%***
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assumes conversion of all shares of Series B Preferred Stock, all shares of Series C Preferred Stock, all shares of Series E Preferred Stock and all shares of Series G Preferred Stock beneficially owned by the Reporting Person. The Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock and Series G Preferred Stock are convertible at any time at the option of the holder into shares of Common Stock. The number of shares of Common Stock issuable upon full conversion of the preferred stock beneficially owned by each Reporting Person is set forth in Item 5 below.

*** See explanation under Item 5 below.

CUSIP No. 76155G107		13D	Page 7
1	NAME OF REPORTING PERSON:		Robert A. Basil, Jr.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	73,894,486**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	73,894,486**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 73,894,486**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.3%***
14	TYPE OF REPORTING PERSON:		IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assumes conversion of all shares of Series B Preferred Stock, all shares of Series C Preferred Stock, all shares of Series E Preferred Stock and all shares of Series G Preferred Stock beneficially owned by the Reporting Person. The Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock and Series G Preferred Stock are convertible at any time at the option of the holder into shares of Common Stock. The number of shares of Common Stock issuable upon full conversion of the preferred stock beneficially owned by each Reporting Person is set forth in Item 5 below.

*** See explanation under Item 5 below.

This Amendment No. 4 (this “Amendment”) amends the Statement on Schedule 13D originally filed on October 5, 2012, as amended (the “Original Schedule”), by RVL 1 LLC, Aston Capital, LLC, Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Robert V. LaPenta, Jr. and Mr. Robert A. Basil, Jr. (collectively, the “Reporting Persons”) and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (the “Common Stock”) of Revolution Lighting Technologies, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 6 below, on June 30, 2014, the Company entered into an Exchange Agreement with RVL and Aston (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the Company issued to Aston 10,955.61 shares of Series G Preferred Stock in exchange for $10,955,609.09 of the entire outstanding principal amount of, and the accrued and unpaid interest on, that certain promissory note, dated April 17, 2014, made by the Company in favor of Aston in the original principal amount of $10,759,288.91, the proceeds of which were used to fund the Company’s acquisition of Value Lighting, LLC. Pursuant to the Exchange Agreement, the Company issued to Aston 1,640.08 shares of Series G Preferred Stock in exchange for $1,640,085.35, which represents a portion of the outstanding principal amount of, and the accrued and unpaid interest on, that certain promissory note, dated February 25, 2014, made by the Company in favor of Aston in the original principal amount of $3,500,000. Pursuant to the Exchange Agreement, in a reclassification exempt under Rule 16b-7, the Company issued to RVL 5,404.31 shares of Series G Preferred Stock in exchange for 5,000 shares (including accrued and unpaid dividends thereon) of the Company’s Series F Senior Convertible Redeemable Preferred Stock, $0.001 par value per share (the “Series F Preferred Stock”), held by RVL.

The Series G Preferred Stock shall be convertible at any time at the option of the holder into the number of shares of Common Stock equal to the Series G Stated Value then in effect divided by the Series G Conversion Price then in effect. As of June 30, 2014, the Series G Stated Value is $1,000.00 and the Series G Conversion Price is $2.30. Accordingly, the 12,595.69 total shares of Series G Preferred Stock held directly by Aston are convertible into 5,476,387 shares of Common Stock, and the 5,404.31 shares of Series G Preferred Stock held directly by RVL are convertible into 2,349,700 shares of Common Stock.

None of the Reporting Persons has borrowed any funds in connection with the investment in Series G Preferred Stock described above.

On May 15, 2013, Aston received a grant of 500,000 shares of restricted stock with equal vesting over three years and the first such vesting date being September 25, 2013, pursuant to a management services agreement with the Company, entered into on April 16, 2013 (the “Management Agreement”). Since the filing of Amendment No. 3 to the Original Schedule, on April 21, 2014, Aston received a further grant of 300,000 shares of restricted stock with equal vesting over three years and the first such vesting date being September 25, 2014. Aston may exercise full voting rights with respect to the restricted shares, and thus all 800,000 shares of restricted stock are reportable under the beneficial ownership definition of Rule 13d-3(a)(1) .

Since the filing of Amendment No. 3 to the Original Schedule, Mr. James A DePalma has purchased an aggregate of 100,000 additional shares of Common Stock for his personal account. On September 11, 2013, Mr. DePalma purchased 75,000 shares of Common Stock, and May 16, 2014, Mr. DePalma purchased 25,000 shares of Common Stock.

Item 4.	Purpose of Transaction.

On June 30, 2014, the Company, RVL and Aston entered into and consummated the Exchange Agreement (as described in Items 3 and 6). The transactions effected by the Exchange Agreement were undertaken to improve the Company’s liquidity position and to facilitate the Company’s ability to obtain third party financing.

Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, RVL and/or Aston may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise.

RVL intends to continue to have active participation in the management of the Company through representation on the board of directors of the Company (the “Board”). Currently, four members of the eight-member Board are affiliated with RVL. RVL’s right to appoint four directors will decline proportionately to take into account subsequent material reductions in RVL’s ownership position in the Company.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

The Information contained in Item 3 and Item 4 and Rows (7) through (13) of the cover pages of this Statement on Schedule 13D for each of the Reporting Persons, including all footnotes thereto, are incorporated herein by reference.

(a) Upon consummation of the transactions contemplated by the Exchange Agreement (as described in Items 3 and 6), RVL became the record holder of 5,404.31 shares of the Company’s Series G Preferred Stock. Assuming conversion of all of the Series B Preferred Stock held by RVL, all of the Series C Preferred Stock held by RVL, all of the Series E Preferred Stock and all of the Series G Preferred Stock held by RVL, RVL is the beneficial owner of 67,618,099 shares of Common Stock constituting approximately 61.7% of the total issued and outstanding shares of Common Stock. The percentage ownership reported in this Schedule 13D is estimated based on (i) 82,620,844 shares of Common Stock issued and outstanding, including 46,153,692 shares of Common Stock held by RVL, (ii) 153 shares of Common Stock issuable to RVL upon full conversion of its Series B Preferred Stock, (iii) 14,841,050 shares of Common Stock issuable to RVL upon full conversion of its Series C Preferred Stock, (iv) 4,273,504 shares of Common Stock issuable to RVL upon full conversion of its Series E Preferred Stock, and (v) 2,349,700 shares of Common Stock issuable to RVL upon full conversion of its Series G Preferred Stock.

Upon consummation of the transactions contemplated by the Exchange Agreement (as described in Items 3 and 6), Aston became the record holder of 12,595.69 shares of the Company’s Series G Preferred Stock. 5,476,387 shares of Common Stock are issuable to Aston upon full conversion of its Series G Preferred Stock. Aston has the power to vote the 800,000 shares of restricted stock awarded to it pursuant to the Management Agreement and additional April 2014 grant (as described in Item 3), and may be deemed to beneficially own the 800,000 shares of restricted stock under Rule 13d-3(a)(1). Assuming conversion of all of the Series B Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock and the Series G Preferred Stock held by RVL, Aston, in its capacity as the managing member of RVL, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 73,894,486 shares of Common Stock, which total includes shares directly held by Aston or to be issued directly to Aston, constituting approximately 67.3% of the total issued and outstanding shares of Common Stock.

Assuming conversion of all of the Series B Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock and the Series G Preferred Stock held by RVL and Aston, Mr. LaPenta, in his capacity as a member and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 73,894,486 shares of Common Stock constituting approximately 67.3% of the total issued and outstanding shares of Common Stock.

Assuming conversion of all of the Series B Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock and the Series G Preferred Stock held by RVL, Mr. DePalma, in his capacity as a member of Aston and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 74,144,486 shares of Common Stock, including 250,000 shares of Common Stock beneficially owned by him on his own account, constituting approximately 67.5% of the total issued and outstanding shares of Common Stock.

Assuming conversion of all of the Series B Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock and the Series G Preferred Stock held by RVL, Mr. LaPenta, Jr., in his capacity as a member of Aston and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 73,894,486 shares of Common Stock constituting approximately 67.3% of the total issued and outstanding shares of Common Stock.

Assuming conversion of all of the Series B Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock and the Series G Preferred Stock held by RVL, Mr. Basil, Jr., in his capacity as a member of Aston and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 73,894,486 shares of Common Stock constituting approximately 67.3% of the total issued and outstanding shares of Common Stock.

(b) Except as disclosed in this Item 5, none of the Reporting Persons and, to the best of their knowledge, none of the managing member, members or officers of Aston or RVL, beneficially owns any shares of Common Stock.

(c) The information set forth in Item 6 below is incorporated herein by reference. Other than the transactions disclosed in this Item 5 and the transactions described in Item 6 below, none of the Reporting Persons has effected any transactions in respect of Common Stock within the past 60 days.

(d) The right to receive dividends on, and proceeds from the sale of the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous member interests.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 30, 2014, the Company, RVL and Aston entered into and consummated the transactions contemplated by the Exchange Agreement (as discussed in Item 3) providing for the issuance to RVL of 5,404.31 shares of Series G Preferred Stock and the issuance to Aston of 12,595.65 shares of Series G Preferred Stock, each with a stated value of $1,000.00 per share. The Series G Preferred Stock is voting and convertible into Common Stock at any time at the option of the holder.

In connection with the Exchange Agreement, the Company entered into a Registration Rights Agreement Acknowledgement and Joinder (the “Acknowledgement and Joinder”), dated as of June 30, 2014, pursuant to which the Company acknowledged that the Registration Rights Agreement, disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2012, which is applicable to the Series B Preferred Stock (and, by virtue of a Registration Rights Agreement Acknowledgement, dated as of December 20, 2012, is applicable to the Series C Preferred Stock, and, by virtue of a Registration Rights Agreement Acknowledgement, dated as of February 21, 2013, is applicable to the Series E Preferred Stock) is also applicable to the Series G Preferred Stock.

 In connection with the Exchange Agreement, on June 30, 2014, the Company filed a Certificate of Designations, Preferences and Rights of the Series G Senior Convertible Redeemable Preferred Stock of the Company. The Company has filed a Certificate of Elimination of the Series F Preferred Stock.

The foregoing description of the Exchange Agreement and/or the Acknowledgement and Joinder does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement and the Acknowledgement and Joinder, which are incorporated herein by reference.

On April 9, 2013, the Company entered into the Management Agreement with Aston Capital, LLC to memorialize certain management services that Aston has been providing to the Company since RVL 1 LLC acquired majority control of the Company’s voting stock on September 25, 2012. Pursuant to the Management Agreement, Aston has provided consulting services in connection with financing matters, budgeting, strategic planning and business development, including, without limitation, assisting the Company in (i) analyzing the operations and historical performance of target companies; (ii) analyzing and evaluating the transactions with such target companies; (iii) conducting financial, business and operational due diligence, and (iv) evaluating related structuring and other matters.

 In consideration of the services provided by Aston under the Management Agreement, the Company issued 500,000 shares of restricted common stock to Aston Capital, LLC. The 500,000 shares will vest in three equal annual increments, with the first such vesting date being September 25, 2013. In further consideration of the services provided by Aston under the Management Agreement, the Company awarded an additional 300,000 shares of restricted common stock to Aston Capital, LLC, on April 21, 2014. The 300,000 shares will vest in three equal annual increments, with the first such vesting date being September 25, 2014.

The Management Agreement and the further grant of restricted stock to Aston were unanimously approved by the Audit Committee of the Company’s Board of Directors in accordance with the Company’s procedures for approving related party transactions.

Item 7.	Materials to be Filed as Exhibits.
Exhibit No.
10.1	Exchange Agreement, dated June 30, 2014, by and among Revolution Lighting Technologies, Inc., RVL 1 LLC and Aston Capital, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 3, 2014).
10.2	Management Services Agreement, dated April 16, 2013, by and between Revolution Lighting Technologies, Inc. and Aston Capital, LLC (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 16, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014
RVL 1 LLC

	By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014
ASTON CAPITAL, LLC

	By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014

/s/ Robert V. LaPenta
ROBERT V. LAPENTA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014

/s/ James A. DePalma
JAMES A. DEPALMA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014

/s/ Robert V. LaPenta, Jr.
ROBERT V. LAPENTA, JR.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014

/s/ Robert A. Basil, Jr.
ROBERT A. BASIL, JR.